SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 30050B101	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Bridge Growth Equity I, L.P. (“NBGE I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,109,578* shares of Class A Common Stock (the “Class A Stock”); except that (a) North Bridge Growth Management, L.P. (“NBGM LP”), the general partner of NBGE I, may be deemed to have sole power to vote such shares, (b) NBGE GP, LLC (“NBGE GP”), the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote such shares, (c) North Bridge Growth Management Company, LLC (“NBGM Co.”), the managing manager of NBGE GP, may be deemed to have sole power to vote such shares, and (d) Douglas A. Kingsley (“Kingsley”), Roshen Menon (“Menon”), Michael Pehl (“Pehl”) and Russell T. Pyle (“Pyle”), the managing members of NBGM Co., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,109,578* shares of Class A Stock; except that (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to dispose of such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,578*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON* PN

*	Excludes 93,879 shares of the Issuer’s Class A common stock held in escrow on behalf of NBGE I and subject to the terms and conditions of that certain Escrow Agreement, dated October 3, 2016 and as described on the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2016 (SEC Accession Number 0001628908-16-000066) because NBGE I does not have the right to acquire such shares within 60 days.
**	Based on 52,576,422 shares of the Issuer’s Class A common stock outstanding as of November 7, 2016, as reported on the Issuer’s report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016 (SEC Accession Number 0001628908-16-000072).

CUSIP NO. 30050B101	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Bridge Growth Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,109,578* shares of Class A Stock, all of which are owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to vote such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to vote such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,109,578* shares of Class A Stock, all of which are owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to dispose of such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,578*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 30050B101	13 G	Page 4 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NBGE GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,109,578* shares of Class A Stock, all of which are owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to vote such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to vote such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,109,578* shares of Class A Stock, all of which are owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to dispose of such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,578*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 30050B101	13 G	Page 5 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Bridge Growth Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,109,578* shares of Class A Stock, all of which are owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to vote such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to vote such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,109,578* shares of Class A Stock, all of which are owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to dispose of such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,578*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 30050B101	13 G	Page 6 of 17

1	NAME OF REPORTING PERSON Douglas A. Kingsley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,109,578* shares of Class A Stock, all of which are directly owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to vote such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to vote such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,109,578* shares of Class A Stock, all of which are directly owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to dispose of such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,578*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 30050B101	13 G	Page 7 of 17

1	NAME OF REPORTING PERSON Roshen Menon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,109,578* shares of Class A Stock, all of which are directly owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to vote such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to vote such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,109,578* shares of Class A Stock, all of which are directly owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to dispose of such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,578*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 30050B101	13 G	Page 8 of 17

1	NAME OF REPORTING PERSON Michael Pehl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,109,578* shares of Class A Stock, all of which are directly owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to vote such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to vote such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,109,578* shares of Class A Stock, all of which are directly owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to dispose of such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,578*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 30050B101	13 G	Page 9 of 17

1	NAME OF REPORTING PERSON Russell T. Pyle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,109,578* shares of Class A Stock, all of which are directly owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to vote such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to vote such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,109,578* shares of Class A Stock, all of which are directly owned by NBGE I. (a) NBGM LP, the general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (b) NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to dispose of such shares, (c) NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to dispose of such shares, and (d) Kingsley, Menon, Pehl and Pyle, the managing members of NBGM Co., may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,109,578*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 30050B101	13 G	Page 10 of 17

ITEM 1(A).	NAME OF ISSUER

Evolent Health, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

800 N. Glebe Road, Suite 500

Arlington, VA 22203

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by NBGE I, NBGM LP, NBGE GP, NBGM Co., Kingsley, Menon, Pehl and Pyle. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

NBGM LP, the general partner of NBGE I, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer owned directly by NBGE I. NBGE GP, the general partner of NBGM LP and ultimate general partner of NBGE I, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer owned directly by NBGE I. NBGM Co., the managing manager of NBGE GP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer owned directly by NBGE I. Kingsley, Menon, Pehl and Pyle are the managing members of NBGM Co. and may be deemed to have shared power to vote and shared power to dispose of the shares of the Issuer directly owned by NBGE I.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o North Bridge Growth Equity

950 Winter Street

Waltham, MA 02451

ITEM 2(C)	CITIZENSHIP

NBGE I and NBGM LP are Delaware limited partnerships. NBGE GP and NBGM Co. are Delaware limited liability companies. Kingsley, Menon and Pyle are United States citizens. Pehl is a citizen of Germany.

ITEM 2(D) AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 30050B101

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 30050B101	13 G	Page 11 of 17

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of NBGE I and NBGM LP and the limited liability company agreements of NBGE GP and NBGM Co., the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 30050B101	13 G	Page 12 of 17

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 30050B101	13 G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

North Bridge Growth Equity I, L.P.

By:	North Bridge Growth Management, L.P., its general partner
By:	NBGE GP, LLC, its general partner
By:	North Bridge Growth Management Company, LLC, its managing manager

By:	/s/ Russell T. Pyle
Name:	Russell T. Pyle
Title:	Managing Member

North Bridge Growth Management, L.P.

By:	NBGE GP, LLC, its general partner
By:	North Bridge Growth Management
Company, LLC, its managing manager

By:	/s/ Russell T. Pyle
Name:	Russell T. Pyle
Title:	Managing Member

NBGE GP, LLC

By:	North Bridge Growth Management
Company, LLC, its managing manager

By:	/s/ Russell T. Pyle
Name:	Russell T. Pyle
Title:	Managing Member

North Bridge Growth Management Company, LLC

By:	/s/ Russell T. Pyle
Name:	Russell T. Pyle
Title:	Managing Member

CUSIP NO. 30050B101	13 G	Page 14 of 17

DOUGLAS A. KINGSLEY

/s/ Douglas A. Kingsley
Douglas A. Kingsley

ROSHEN MENON

/s/ Roshen Menon
Roshen Menon

MICHAEL PEHL

/s/ Michael Pehl
Michael Pehl

RUSSELL T. PYLE

/s/ Russell T. Pyle
Russell T. Pyle

CUSIP NO. 10316T106	13 G	Page 15 of 17

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	16